EXHIBIT 21.1
SUBSIDIARIES OF THE COMPANY

State or Jurisdiction
Name	of Incorporation
Picor Corporation	Delaware, USA
VLT, Inc.	California, USA
Vicor GmbH	Germany
VICR Securities Corporation	Massachusetts, USA
Vicor France SARL	France
Vicor Italy SRL	Italy
Vicor Hong Kong Ltd.	Hong Kong
Vicor U.K. Ltd.	United Kingdom
Vicor B.V	Netherlands
Vicor Japan Company, Ltd.	Japan
Vicor Development Corporation	Delaware, USA
Aegis Power Systems, Inc.	Delaware, USA
Mission Power Systems, Inc.	Delaware, USA
Northwest Power Integration, Inc.	Delaware, USA
Converpower Corporation	Delaware, USA
Freedom Power Systems, Inc.	Delaware, USA